SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                           For the month of July 2002


                          Orthofix International, N.V.
                 (Translation of registrant's name into English)


                             7 Abraham de Veerstraat
                                     Curacao
                              Netherlands Antilles
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F:  Form 20-F  X    Form 40-F
                                                 -----           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                              Yes           No  X
                                                 -----        -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                         Orthofix announces results for
                     the second quarter ending June 30, 2002

HUNTERSVILLE, N.C., July 25, 2002 - Orthofix International N.V. (NASDAQ:OFIX) today announced results for the second quarter ended June 30, 2002 (unaudited).

ORTHOFIX INTERNATIONAL N.V.
CONSOLIDATED INCOME STATEMENTS
In thousands,except per share and share data

                                           For the three months           For the six months
                                               ended June 30                 ended June 30
                                        ---------------------------   ---------------------------
                                            2002           2001           2002           2001
                                        ------------   ------------   ------------   ------------
                                        (Unaudited)    (Unaudited)    (Unaudited)    (Unaudited)
Net sales                              $     45,580   $     40,732   $     87,175   $     79,202
Cost of sales                                11,840         11,040         21,751         21,126
                                        ------------   ------------   ------------   ------------
  Gross profit                               33,740         29,692         65,424         58,076
                                        ------------   ------------   ------------   ------------

Operating expenses
  Sales and marketing                        15,666         14,715         30,752         28,799
  General and administrative                  4,640          4,630          8,784          8,518
  Research and development                    1,971          1,825          4,103          3,637
  Amortization                                  147          1,011            312          2,029
                                        ------------   ------------   ------------   ------------
                                             22,424         22,181         43,951         42,983
                                        ------------   ------------   ------------   ------------

  Operating income                           11,316          7,511         21,473         15,093


Other income (loss)                            (661)           197           (936)           365
                                        ------------   ------------   ------------   ------------
  Net income before income tax               10,655          7,708         20,537         15,458
    and minority interests
Income tax expense                           (3,406)        (2,170)        (6,311)        (4,474)
                                        ------------   ------------   ------------   ------------
Net income before minority interests          7,249          5,538         14,226         10,984
Minority interests                             (473)          (474)          (861)          (989)
                                        ------------   ------------   ------------   ------------
  Net income                           $      6,776   $      5,064   $     13,365   $      9,995
                                        ------------   ------------   ------------   ------------

  Net income per common                $        .45   $       0.34   $       0.89   $       0.68
    share - diluted
Weighted average number of common
  shares outstanding - diluted           15,080,655     14,718,181     15,031,153     14,596,025


ORTHOFIX INTERNATIONAL N.V.
CONSOLIDATED BALANCE SHEETS
In thousands

                                                                                    As of         As of
                                                                                  June 30,     December 31,
                                                                                ------------   ------------
                                                                                    2002           2001
                                                                                (Unaudited)      (Audited)
Assets
Current assets:
      Cash and cash equivalents                                                $     36,524   $     34,273
      Trade accounts receivable                                                      51,810         46,111
      Inventory                                                                      22,723         19,249
      Deferred income taxes                                                           4,049          4,049
      Other current assets                                                            7,876          8,729
                                                                                ------------   ------------
              Total current assets                                                  122,982        112,411

Securities and other investments                                                      4,984          2,846
Property, plant and equipment, net                                                   12,845         12,580
Intangible assets, net                                                               61,616         60,824
Long-term deferred income taxes                                                         460            253
                                                                                ------------   ------------
              Total assets                                                     $    202,887   $    188,914
                                                                                ------------   ------------

Liabilities and shareholders' equity
Current liabilities:
      Bank borrowings                                                          $      2,404   $      3,980
      Current portion of long-term debt                                                 504            740
      Trade accounts payable                                                          8,724          7,872
      Other current liabilities                                                      20,304         25,460
                                                                                ------------   ------------
              Total current liabilities                                              31,936         38,052

Long-term debt                                                                          478            840
Deferred income taxes                                                                 1,300          1,236
Deferred income                                                                       2,500          2,500
Other long-term liabilities                                                              28            177
Deferred compensation                                                                   813            680
                                                                                ------------   ------------
              Total liabilities                                                      37,055         43,485
                                                                                ------------   ------------
Minority interests                                                                    7,843          7,327


Shareholders' equity
      Common shares                                                                   1,490          1,384
      Additional paid-in capital                                                     81,628         68,466
      Less: Treasury shares, at cost                                                (32,632)       (22,297)
                                                                                ------------   ------------
                                                                                     50,486         47,553
      Retained earnings                                                             110,646         97,281
      Accumulated other comprehensive income                                         (3,143)        (6,732)
                                                                                ------------   ------------
              Total shareholders' equity                                            157,989        138,102
                                                                                ------------   ------------

              Total liabilities, minority interests and shareholders' equity   $    202,887   $    188,914
                                                                                ------------   ------------

ORTHOFIX INTERNATIONAL N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands

                                                         For the six months ended June 30,
                                                         ---------------------------------
                                                                2002           2001
                                                            ------------   ------------
                                                            (Unaudited)    (Unaudited)
Net cash provided by operating activities                  $     11,144   $      5,573
                                                            ------------   ------------

Cash flows from investing activities:
    Investment in subsidiaries and affiliates                    (7,254)             0
    Capital expenditure                                          (3,084)        (3,298)
                                                            ------------   ------------
      Net cash used in investing activities                     (10,338)        (3,298)
                                                            ------------   ------------

Cash flows from financing activities:
    Net repayment of loans and borrowings                        (2,611)        (3,418)
    Proceeds from issuance of common stock                       13,268            307
    Acquisition of treasury shares                              (10,335)        (2,767)
                                                            ------------   ------------
      Net cash used in financing activities                         322         (5,878)
                                                            ------------   ------------
Effect of exchange rate changes on cash                           1,123         (1,493)
                                                            ------------   ------------

Net (decrease) increase in cash and cash equivalents              2,251         (5,096)
Cash and cash equivalents at the beginning of the period         34,273         50,458
                                                            ------------   ------------
Cash and cash equivalents at the end of the period         $     36,524   $     45,362
                                                            ------------   ------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ORTHOFIX INTERNATIONAL, N.V.



Dated: August 16, 2002                         By:   /s/ Thomas Hein
                                                  ------------------------------
                                                  Name:  Thomas Hein
                                                  Title: Chief Financial Officer